Aleafia and Serruya Family to Enter Cannabis Retail Joint-Venture for Launch of One Plant™

Major Retail Operation Backed by Family behind Iconic Yogen Früz, Second Cup Brands

TORONTO, Sept. 25, 2018 -- Aleafia Health Inc. (TSXV: ALEF; OTCQX: ALEAF, FRA: ARAH) (“Aleafia“) or (the “Company“), has entered into a letter of intent to acquire a 51 per cent stake in One Plant™, an adult-use cannabis retail operation led by members of the Serruya Family (the “Serruya Family”), including Aaron Serruya, the president of International Franchise Inc., which has over 4500 franchise locations in over 50 countries. Serruya Family has also been a leading force in the cannabis industry as early investors of Aphria (“TSX:APH”) and the majority shareholder of Liberty Health Sciences (“CNSX: LHS”). Together, the two parties will form a joint venture (the “JV”).

The JV marks the first phase of a multiphase strategy that will see Aleafia enter the adult use Cannabis industry and related retail operations in Canada, joining Aleafia’s two existing business pillars; cannabis cultivation and medical clinic operations. Pending standard due dilience to be completed within 14 days, the execution of definitive agreements and regulatory approvals, the acquisition provides Aleafia the tools to become one of the largest national adult-use cannabis retailers.

JV Highlights:

•	Backed and supported by Aaron Serruya, president of International Franchise Inc. which has over 4500 quick service restaurant locations in over 50 countries
•	Initial launch to include over 20 retail locations in Ontario, with a subsequent expansion plan across Canada
•	Licensing agreements with established international cannabis brands upon store launch
•	Turn-key operation with ready-made store design and retail systems in place
•	Intellectual property including genetics and packaging
•	Vertical integration, with Aleafia cultivation facilities producing cannabis for processing, extraction, packaging and eventual listing in retail locations

Under the terms of the LOI, Aleafia and Serruya Family will establish a new corporation for the JV that will be owned 51% by Aleafia and 49% by Serruya Family. Aleafia will purchase its 51% stake in the JV company by way of the issuance of five million Aleafia shares to the Serruya Family. Aleafia will also contribute to the JV $5 million in cash and cannabis product on industry standard wholesale pricing, among other contributions. Complete details of the JV will be outlined in a definitive shareholders agreement to be entered into between Aleafia and Serruya Family.

The board of directors of the new JV company will consist of two (2) nominees of Aleafia, two (2) nominees of Serruya Family and one (1) independent, and the management team of the JV company will be determined jointly by Aleafia and Serruya Family.

Private Placement

In addition, Aleafia is pleased to announce that The Serruya Family will complete a strategic investment through a non-brokered private placement of $10,000,000 in Aleafia common shares at a price of $3.10 per share. Closing of the private placement is expected to occur on about October 15, 2018, subject to definitive agreements and TSX Venture Exchange acceptance, among other conditions.

“This joint venture positions Aleafia to capture significant national market share in the retail adult-use cannabis market in Canada. The Serruya family are excellent retail entrepreneurs with a proven track record in quickly scaling their businesses to global proportions,” said Aleafia CEO Geoffrey Benic. “Our team is very excited to work with the Serruya family to achieve the same result in the global adult-use cannabis market.”

“The Serruya family is pleased to joint venture with Aleafia’s strong management team in building and scaling a retail cannabis chain with immediate national reach and global expansion plans,” said Aaron Serruya, managing director of Serruya Private Equity. “We are excited to once again play an early role in building one of the world’s largest cannabis companies.”

About Aaron Serruya:

Aaron Serruya began his career at age nineteen as the other co-founder of Yogen Früz®. Aaron was also involved at various levels, in Coolbrands® and Kahala Brands®. Having over three decades of experience in the retail franchising sector, in addition to his position as a Managing Director at SPE, Aaron is currently the President of International Franchise Inc. (home of global brands such as Yogen Früz®, Pinkberry® and Swensen’s® Ice Cream), which has over 4,500 quick service restaurants worldwide, in over 50 countries. He has also been a leading force in the cannabis industry, as an early investor in one of the largest global cannabis companies and the current majority owner of Liberty Health Sciences.

Aaron is a major investor in Second Cup, where he and his brother Michael sit on the board of directors.

About Aleafia Health Inc.:

Aleafia is a leading, vertically integrated cannabis company with major cannabis cultivation & processing and medical cannabis clinics business operations. Aleafia owns two cannabis cultivation facilities, one of which is licensed and fully operational and one which will be fully operational in late 2018. Aleafia will reach a fully-funded annual growing capacity of 38,000 kg in 2019. Canabo Medical Clinics are the largest brick and mortar medical cannabis clinic network in Canada with 22 locations and over 50,000 patients.

For Investor & Media Relations, please contact:

Nicholas Bergamini, VP, Public Affairs
IR@AleafiaInc.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release includes information relating to the implementation of Aleafia Health's business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of Aleafia Health's business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company's common share price and volume. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

A photo accompanying this announcement is available at http://www.globenewswire.com/NewsRoom/AttachmentNg/d1ee1804 -873b-4c71-adc3-9307b32579a0